UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Extraordinary General Meeting of Shareholders

The Company plans to hold an extraordinary general meeting of the holders of the Company’s Class A ordinary shares and Class B ordinary shares (the “Extraordinary General Meeting”) on November 10, 2025 at 10:00 AM EST and furnishes under the cover of this Form 6-K the Notice of Extraordinary General Meeting of Shareholders and Form of Proxy Card for the Extraordinary General Meeting as Exhibits 99.1 and 99.2, respectively.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of UTime Limited to be held on November 10, 2025
99.2	Form of Proxy Card for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 24, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)